Exhibit 99.1

Collective Mining Selected to Present Apollo Discovery at PDAC 2026 Core Shack

TORONTO, Feb. 18, 2026 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce that the Apollo system, part of the Company's flagship Guayabales Project in Caldas, Colombia, has been selected by the PDAC 2026 Technical Committee to be featured at the PDAC 2026 Core Shack.

Collective will display drill core and supporting technical materials during Session A on Sunday, March 1 (from 10:00 a.m. to 5:00 p.m.) and on Monday, March 2 (from 10:00 a.m. to 5:00 p.m.) at Booth #3114A, located in the Investors Exchange, Level 800, at the Metro Toronto Convention Centre, South Building.  The Company's technical personnel will be available to discuss and present the Apollo project.

Separately, The Company's management team will also be available at Collective Mining's booth within the Investor Exchange (booth #2138) from Sunday March 1 to Wednesday March 3.

The PDAC Core Shack is a highly selective technical forum that highlights exploration projects demonstrating strong geological fundamentals, scale and discovery potential. Selection reflects the significance of Apollo as one of the most important recent mineral discoveries and underscores the growing international recognition of Collective Mining's Guayabales Project among technical experts and investors.

Ari Sussman, Executive Chairman, commented: "The Apollo system continues to demonstrate the scale, continuity, grade and technical strength that underpins a significant, high-quality mineral discovery. Being selected for the PDAC 2026 Core Shack provides a meaningful endorsement of the work completed to date at Apollo and further elevates our project's profile within the global technical and investment communities as we continue to execute on our aggressive 2026 exploration program."

Additionally, Ari Sussman will be presenting at the BMO 35th Global Metals, Mining & Critical Minerals Conference in Hollywood, Florida on Tuesday February 24 at 5:00 p.m., in Ballroom D. Following the conference, the Company will host a group of institutional investors on-site in Colombia for a visit to the Guayabales Project and the Apollo system.

Apollo forms part of a large, partially reduced intrusion-related mineral system enriched in gold, silver, copper, and tungsten. Since discovery in June 2022, ongoing drilling has delineated continuous mineralization from surface to depths exceeding 1,410 vertical metres, with multiple zones remaining open for further expansion. The system anchors Collective's flagship Guayabales Project, a district-scale, multi-target and infrastructure-rich project located within an established mining region in Caldas.

To date, Collective has completed approximately 167,500 metres of diamond drilling across the Guayabales and San Antonio projects, including more than 110,000 metres at the Apollo system. With US$135 million in cash, the Company is fully funded for its planned 2026 exploration program, which envisions up to 100,000 metres of additional drilling as Collective advances toward a maiden mineral resource estimate targeted for the first half of 2027.

About PDAC 2026

The Prospectors & Developers Association of Canada (PDAC) Convention is the world's leading mineral exploration and mining event. Held annually in Toronto, PDAC brings together up to 30,000 participants from more than 130 countries, offering technical programming, networking, and business development opportunities across the global mining industry.

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company's two projects are located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten Apollo system. The Company's objectives at the Guayabales Project are to expand the newly discovered high-grade Ramp Zone along strike and to depth and drill a series of greenfield generated targets on the property.

Additionally, the Company is drilling its optioned San Antonio Project (can earn up to 100% interest) as it hunts for new discoveries and looks to aggressively extend to the south the recently discovered high-grade silver system made at the Pound target. The San Antonio Project is located between two to five kilometers east-northeast of the Guayabales Project and could potentially share infrastructure given their proximity to each other.

Management, insiders, a strategic investor and close family and friends own 45.3% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on both the NYSE American and TSX under the trading symbol "CNL".

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 24, 2025. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

SOURCE Collective Mining Ltd.

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%CIK: 0001953575

For further information: Information Contact: Investors and Media, Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 16:30e 18-FEB-26